ATLANTIC POWER CORPORATION
200 Clarendon St., Floor 25
Boston, Massachusetts 0211

October 7 2010

VIA EDGAR AND FACSIMILE

Scott Anderegg

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Atlantic Power Corporation (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-168855)

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-168855) at 2:00 p.m. Eastern Time on October 13, 2010, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Atlantic Power Corporation

By:	/s/ Patrick J. Welch
	Name:	Patrick J. Welch
	Title:	Chief Financial Officer